Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, December 6, 2024.
To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to provide further details regarding information disclosed on the following dates: (i) April 9, 2024, concerning the execution of a share purchase agreement (the “Agreement”) by the Company and its subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), with HSBC Latin America B.V. (“HLA”), for the acquisition of the direct equity stakes held by HLA in HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., and HSBC Bank Argentina S.A.; and (ii) December 6, 2024, when the transaction’s closure was reported. Through this transaction, Banco Galicia and the Company jointly acquired, directly and indirectly, 99.99% of the capital and voting rights of HSBC Bank Argentina S.A., along with 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A. (the “Transaction”).
In this regard, we inform you that, as part of the Transaction, the Company has issued a Private Negotiable Obligation under the terms of Law No. 23,576 to cover the price adjustments established in the Agreement, which are based on parameters customary in such transactions, as previously disclosed in the material event announcement dated April 9, 2024.
Additionally, it is reported that the Private Negotiable Obligation may be capitalized within the framework of the second capital increase (the “Second Capital Increase”) approved by the Shareholders’ Meeting held on August 20, 2024, and as resolved by the Board of Directors in its meeting on October 15, 2024. This Second Capital Increase will be issued to address the price adjustments mentioned in the preceding paragraph.
Yours faithfully,
A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183